SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        Waste Systems International, Inc.

                       (Name of Subject Company (Issuer))
                   Waste Systems International, Inc. (Issuer)
(Names of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
                           11.5% Senior Notes Due 2006
                      11.5% Series B Senior Notes Due 2006
                   7% Convertible Subordinated Notes due 2005

                         (Title of class of Securities)
                                   94106P-AF-7
                                   94106P-AG-5
                                   94106P-AB-6

                      (CUSIP Number of Class Of Securities)
                                James L. Elitzak
                   Vice President and Chief Financial Officer
                        Waste Systems International, Inc.
                            420 Bedford Street, #300
                               Lexington, MA 02420
                                 (781) 862-3000

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                                   Copies To:
                           Robert P. Whalen, Jr., P.C.
                           Goodwin, Procter & Hoar LLP
                                 Exchange Place
                           Boston, Massachusetts 02109
                                 (617) 570-1000

                            CALCULATION OF FILING FEE
------------------------------      -------------------------------------------

  Transaction Valuation*                         Amount of Filing Fee
------------------------------      -------------------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.

[X]  Check the box if any part of the fee is offset as provided by Rule  0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

Amount Previously Paid:       $31,685.53      Filing Party:  Waste Systems
                                                             International, Inc.
Form or Registration No.: Schedule 13E-4      Date Filed:     January 18, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [  ]third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [  ]going-private transaction subject to Rule 13e-3
     [  ]amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


                             Introductory Statement

     This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule 13E-4, (the "Schedule 13E-4") previously filed with the Securities and Exchange Commission by Waste Systems International, Inc., a Delaware corporation (the "Issuer"), in connection with the Issuer's offer to exchange up to $22,500,000 principal amount of, and accrued but unpaid interest on, its 11 1/2% Senior Notes due 2006 ("Senior Notes"), up to $77,500,000 principal amount of, and accrued but unpaid interest on, its 11 1/2% Series B Senior Notes due 2006 ("Series B Senior Notes") and up to $49,551,420 principal amount of, and accrued but unpaid interest on, its 7% Convertible Subordinated Notes due 2005 ("Subordinated Notes," and together with the Senior Notes and the Series B
Senior Notes, the "Notes") for an aggregate of 158,427 shares of its Series E Convertible Preferred Stock, in each case upon the terms and subject to the conditions set forth in the Exchange Offering Memorandum dated January 18, 2000, previously filed as Exhibit (a)(1) hereto, which is hereby incorporated by reference. The tender offer expired at 5:00 p.m., New York City time, on February 14, 2000.

     Pursuant to Rule 13E-4 (c)(4) and General Instruction H of Schedule TO, the
Schedule 13E-4 is hereby amended and supplemented as set forth in this Amendment No. 1.

Item 8.  Interest in Securities of the Subject Company.

                           Sub-Item  (b)  of  Item 1 to the  Schedule  13E-4  is
                  hereby amended and supplemented by adding at the end of Sub-Item (b) the following:

                           The exchange  offers  expired at 5:00 p.m.,  New York
                  City time, on February 14, 2000. The exact principal amount of Notes exchanged pursuant to the offers was $15,355,000 of Series B Senior Notes and $22,832,204 of Subordinated Notes, at an exchange rate of one share of Series E Convertible Preferred Stock for each $1,000 of principal amount of, and accrued but unpaid interest on, the Notes. The Issuer accepted all Notes tendered at the exchange rate of one share of Series E Convertible Preferred Stock per $1,000 principal and accrued but unpaid interest and will issue an aggregate of 38,531 shares of Series E Convertible Preferred Stock.


Item 12. Exhibits.

                  (a) The following tender offer materials have been published, sent or given to security holders by or on behalf of Waste Systems International, Inc., in connection with the Offers:

                           (1) Form of Exchange offering Memorandum dated January 18,2000.*

                           (2) Annual Report of the Company on Form 10-K for the year ended December 31, 1998.*

                           (3) Amended Annual Report of the Company on Form 10-K/A for the year ended December 31, 1998.*

                           (4) Quarterly Report of the Company for the quarter ended September 30, 1999.*

                           (5)      Form of Letter of Transmittal.*

                           (6)      Form of Notice of Guaranteed Delivery.*

                           (7)      Instruction Letter to Clients.*

                           (8) Instruction Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

                           (9)      Press Release dated January 18, 2000.*

                           (10)     Press Release dated February 15, 2000.

                           (b)      Not applicable.

                           (c)      Not applicable.

                           (d)      Not applicable.

                           (f)      Not applicable.

     *Previously filed.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    WASTE SYSTEMS INTERNATIONAL, INC.

                                    February 16, 2000

                                    /s/ James L. Elitzak
                                    (Signature)

                                    James L. Elitzak
                                    Vice President and Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT                                                   DESCRIPTION

(a)      (1)  Form of Exchange offering Memorandum dated January 18, 2000.*

         (2) Annual Report of the Company on Form 10-K for the year ended December 31, 1998.*

         (3) Amended Annual Report of the Company on Form 10-K/A for the year ended December 31, 1998.*

         (4) Quarterly Report of the Company for the quarter ended September 30, 1999.*

         (5)  Form of Letter of Transmittal.*

         (6)  Form of Notice of Guaranteed Delivery.*

         (7)  Instruction Letter to Clients.*

         (8) Instruction Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

         (9)  Press Release dated January 18, 2000.*

         (10) Press Release dated February 15, 2000.

(b)      Not applicable.

(c)      Not applicable.

(d)      Not applicable.

(f)      Not applicable.


* Previously filed.

Exhibit 10


                        Waste Systems International, Inc.
              Lexington Office Park, 420 Bedford Street, Suite 300,
                              Lexington, MA 02420
                       Tel: 781-862-3000; Fax 781-862-2929

FOR IMMEDIATE RELEASE:

Contact: Waste Systems International, Inc.
         Robert Rivkin, Executive Vice President - Acquisitions
         James L. Elitzak, Vice President and Chief Financial Officer
         Telephone: 781-862-3000
--------------------------------------------------------------------------------


                        WASTE SYSTEMS INTERNATIONAL, INC.
                              CLOSES EXCHANGE OFFER

Lexington, Massachusetts, February 15, 2000 - Waste Systems International, Inc. ("WSI") (NASDAQ: WSII), a fully integrated non-hazardous solid waste management company, today announced the closing of its Exchange Offer for its $50,000,000 of Convertible Subordinated Notes due 2005 and its $100,000,000 Senior Notes due 2006 ("Notes"). Approximately $40,000,000 of the Notes were tendered and exchanged into shares of the Company's newly designated Series E Convertible Preferred Stock which will carry an 8% dividend which is payable in kind or cash at the option of the Company. The preferred stock is redeemable at any time by the Company at par plus accrued and unpaid dividends and, subject to any required stockholder approval, can be converted into shares of the Company's common stock at a price of $8.00 per share at any time at the option of the holder and can be mandatorily converted by the Company if its common stock closing price equals or exceeds $8.00 for a period of twenty consecutive trading days.

WSI is a fully integrated non-hazardous solid waste management company. The Company currently has operations in Eastern New England, Central Pennsylvania, Vermont, Upstate New York, and Baltimore, Maryland / Washington D.C. which serve approximately 73,000 commercial, industrial, and residential customers. The Company is also evaluating other acquisitions and opportunities in the Mid-Atlantic and Northeastern markets.

Certain matters discussed in the press release, including statements with regard to acquisition and growth plans, and prospects, are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's history of losses, substantial increased leverage, uncertain ability to finance the company's growth, ability to identify, acquire and integrate acquisition targets, ability to manage growth, limitations on landfill permitting and expansion, dependence on management, competition, geographic concentration of operations, seasonality, environmental and government regulations, potential environmental liability and adverse effect of environmental regulation, potential adverse community relations, performance or surety bonds and letters of credit, environmental impairment liability insurance, adequacy of accruals for closure and post-closure costs, capital expenditures, Year 2000 compliance, and the other risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements.